Exhibit 99.1

Allot Communications Reports Third Quarter 2009 Revenues of $10.8
Million

– Orders from recently announced Tier 1 mobile operator customer total $12.6 million to date –

Key highlights:

– Third quarter revenues totaled $10.8 million, representing an 8% increase over the second quarter of 2009

– Non-GAAP loss continues to decline, with third quarter non-GAAP net loss totaling $0.2 million, or $0.01 per basic and diluted share, from $0.4 million, or $0.02 per basic and diluted share, in the second quarter of 2009, and from $1.6 million, or $0.07 per basic and diluted share, in the third quarter of 2008

– As of September 30, 2009, cash, cash equivalents, deposits and investments in marketable securities totaled $52.8 million

– To date, total orders of $12.6 million received from a global Tier 1 mobile operator under a frame agreement

Hod Hasharon, ISRAEL – November 11, 2009 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today reported continued improvement in its quarterly results with the announcement of its financial results for the third quarter ended September 30, 2009.

Total revenues for the third quarter of 2009 reached $10.8 million, a 10% increase from the $9.8 million of revenues reported in the third quarter of 2008 and an 8% increase from the $10.0 million of revenues reported in the second quarter of 2009. On a GAAP basis, net loss for the third quarter of 2009 was $2.3 million, or $0.10 per share (basic and diluted). This compares with a net loss of $9.0 million, or $0.41 per share (basic and diluted), in the third quarter of 2008, and a net loss of $1.0 million, or $0.05 per share (basic and diluted), in the second quarter of 2009.

On a non-GAAP basis, excluding the impact of share-based compensation, auction-rate securities (ARS) devaluation, certain legal expenses and amortization of acquired core technology, net loss for the third quarter of 2009 totaled $0.2 million, or $0.01 per share (basic and diluted), as compared with a non-GAAP net loss of $1.6 million, or $0.07 per share (basic and diluted), for the third quarter of 2008 and a non-GAAP net loss of $0.4 million, or $0.02 per share (basic and diluted), for the second quarter of 2009. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. A full reconciliation between GAAP and non-GAAP net loss is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Allot’s growth continues to be driven primarily from its leadership position in the mobile market,” commented Allot President and CEO Rami Hadar. “Since we initially announced the frame agreement with a Tier 1 mobile operator customer earlier in the quarter, we received an additional $7.6 million in orders, bringing total orders from this customer to approximately $12.6 million to date. Our ability to provide a solution that enables mobile operators to meet the rapidly increasing demand for data services, coupled with our expertise in implementing complex, large scale projects have been key factors for Allot’s success in this market.

“During the quarter we began receiving orders for the two newest members of our wide range of product offerings. The new Sigma, our next generation service gateway platform, offers higher throughput and full flexibility in introducing revenue generating services to subscribers. The AC-5000 provides an optimal solution for bandwidth maximization and managed services for both large enterprise and small service providers,” concluded Hadar.

Recently, the Company achieved the following significant goals:

—	Successfully implemented the first phase of the large Tier 1 mobile operator deployment;

—	Received approximately $7.6 million in follow-on orders to date for next phase of Tier 1 project;

—	Received initial orders for its new Sigma and AC-5000 products; and

—	During the quarter, concluded 11 large deals with service providers, of which 2 represented new customers and 9 represented expansion deals.

As of September 30, 2009, cash, cash equivalents, deposits and investments in marketable securities totaled $52.8 million. Recent external valuations showed a major decrease in value of one ARS in the Company’s portfolio as of the end of the third quarter. Other ARS valuations, showed only a slight increase or decrease in value. As a result, the Company recorded a net impairment charge of $1.4 million in its statement of operations on a GAAP basis, in respect of ARS, the devaluation of which is considered “other than temporary”, and an unrealized net loss of $0.2 million to other comprehensive income in its shareholders’ equity, leaving the Company with a total book value of $13.8 million in ARS at the end of the quarter. To date, all ARS are current on their respective interest payments.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its third quarter 2009 earnings results today at 8:30 AM EST, 3:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: 1-866-966-5335, International: +44-20-3003-2666, Israel: 1-809-216-213.

A replay of the conference call will be available from 12:01 am EST on November 12, 2009 through December 12, 2009 at 11:59 pm EST. To access the replay, please dial: +44-20-8196-1998, access code: 650204#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International dial +972-54-221-1365
jkalish@allot.com

TABLE – 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Revenues	$10,843	$9,819	$30,221	$27,539
Cost of revenues	2,977	2,618	8,287	7,248

Gross profit	7,866	7,201	21,934	20,291

Operating expenses:
Research and development costs, net	2,350	2,889	6,857	9,109
Sales and marketing	5,302	4,751	14,559	15,271
General and administrative	1,311	1,702	4,170	4,811
In - process research and development	-	-	-	244

Total Operating expenses	8,963	9,342	25,586	29,435
Operating loss	(1,097)	(2,141)	(3,652)	(9,144)
Financial and other expenses, net	(1,151)	(6,788)	(2,363)	(8,247)

Loss before income tax expenses	(2,248)	(8,929)	(6,015)	(17,391)

Income tax expenses	21	36	137	137

Net loss	(2,269)	(8,965)	(6,152)	(17,528)

Basic and diluted net loss per share	$(0.10)	$(0.41)	$(0.28)	$(0.79)

Weighted average number of shares
used in computing basic and diluted net
loss per share	22,214,563	22,063,367	22,118,241	22,049,750

TABLE – 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

GAAP net loss as reported	$(2,269)	$(8,965)	$(6,152)	$(17,528)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	33	11	86	41
Research and development costs, net	87	84	265	240
Sales and marketing	254	112	560	402
General and administrative	231	216	810	637
In-process research and development	-	-	-	244
Expenses related to a law suit	-	151	-	197
Core technology amortization- cost of revenues	31	30	89	88

Total adjustments to operating loss	636	604	1,810	1,849
Impairment of auction rate securities
Financial and other expenses, net	1,448	6,771	3,023	10,206

Total adjustments	2,084	7,375	4,833	12,055

Non-GAAP net loss	$(185)	$(1,590)	$(1,319)	$(5,473)

Non- GAAP basic and diluted net loss per share	$(0.01)	$(0.07)	$(0.06)	$(0.25)

TABLE – 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2009	December 31, 2008
	(Unudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,667	$40,029
Short term deposits and restricted deposits	2,320	2,121
Trade receivables	7,992	6,163
Other receivables and prepaid expenses	2,619	1,959
Inventories	5,633	4,259

Total current assets	55,231	54,531

LONG-TERM ASSETS:
Marketable securities	13,764	15,319
Severance pay fund	3,407	3,402
Other assets	421	874

Total long-term assets	17,592	19,595

PROPERTY AND EQUIPMENT, NET	5,192	4,970

GOODWILL AND INTANGIBLE ASSETS, NET	3,667	3,755

Total assets	$81,682	$82,851

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,901	$2,902
Deferred revenues	5,217	4,475
Other payables and accrued expenses	6,277	6,466

Total current liabilities	15,395	13,843

LONG-TERM LIABILITIES:
Deferred revenues	2,046	2,293
Accrued severance pay	3,410	3,536

Total long-term liabilities	5,456	5,829

SHAREHOLDERS' EQUITY	60,831	63,179

Total liabilities and shareholders' equity	$81,682	$82,851